6. Election of the statutory auditors and Group auditors

A. Proposal

The Board of Directors proposes that PricewaterhouseCoopers AG, Berne, be re-elected for a further year in office as statutory auditors and Group auditors.

B. Explanations

PricewaterhouseCoopers AG (PwC) has confirmed to the Board of Directors' Audit Committee that it possesses the level of independence required to take on this role and that it satisfies the requirements in terms of independence imposed by the US Securities and Exchange Commission (SEC). The Audit Committee has also found that the consulting services provided by PwC to Swisscom AG outside of its auditing mandate do not jeopardize this independence in any way.

Organizational issues

Annual report, reports of the statutory auditors and Group auditors

The Annual Report, comprising the annual accounts, the financial statements and the consolidated financial statements for the year ended December 31, 2002 as well as the reports of the statutory auditors and Group auditors are available for inspection at company headquarters (Swisscom AG, Alte Tiefenaustrasse 6, 3048 Worblaufen). The Annual Report can also be viewed on the Swisscom AG website at www.swisscom.com/ir or ordered from Swisscom AG, Share Register, PO Box 1226, 4609 Olten using the enclosed application form (please check the appropriate box).

Admission card and voting documents

Please apply for your admission card and voting documents for the General Meeting using the enclosed application form, if possible before April 22, 2003. The admission cards and voting documents will be sent from April 25, 2003.

Voting entitlement

All shareholders of Swisscom AG registered with voting rights in the share register at 4 pm on April 25, 2003 are entitled to vote at the General Meeting.

Please have your admission card together with the voting documents validated at the entrance desks of the General Meeting before 2.30 p.m. on May 6, 2003.

Proxy

You may be represented by another shareholder who is entitled to vote or by your legal representative.

You may also choose to be represented at the General Meeting by
- Swisscom AG as a corporate proxy, or
- Dr Markus Uhl, Attorney, PO Box, 8034 Zurich, as an independent voting proxy, or
- your bank, as a custody proxy in accordance with Art. 689d of the Swiss Code of Obligations.

If appointing a proxy, please only use the proxy form on the application or the admission card.

Custody proxies

Custody proxies in accordance with Art. 689d of the Swiss Code of Obligations are kindly asked to notify the share register as soon as possible (Swisscom AG, Share Register, PO Box 1226, 4609 Olten) of the number and nominal value of the shares they are representing. This may be done at the latest at the entrance desk on the day of the General Meeting. Institutions subject to Swiss banking law and professional asset managers are permitted to act as custody proxies.

Early exit from the General Meeting

If you leave the General Meeting before it has ended, please present your unused voting documents at the exit.

Simultaneous interpreting

The General Meeting will be held in German. Simultaneous interpreting will be provided in French and English.

Minutes

The minutes of the General Meeting will be available for inspection at company headquarters from May 27 to July 21, 2003 and online at www.swisscom.com/ir.

Webcast

The General Meeting will be broadcast live on the Internet on May 6, 2003 at www.swisscom.com/ir

Other details

Please use public transport as parking facilities at the Hallenstadion are limited. Tram No. 11, for instance, takes you from Zurich railway station to the Hallenstadion.

All participating shareholders are cordially invited for refreshments after the Meeting.

Should you have any questions concerning the General Meeting, please contact our Share Register Call Center directly on freephone 0800 800 512 (only available from inside Switzerland) or send an e-mail to investor.relations@swisscom.com.

Further information is available on the Swisscom website at www.swisscom.com/ir.

Yours sincerely
On behalf of the Board of Directors
of Swisscom AG

Chairman: Dr. Markus Rauh

Enclosures:
- Reply envelopes (Swisscom AG/independent voting proxy)
- Application with proxy form

en 22797/ReproMedia Services 03.03





Invitation to the General Meeting of Shareholders

Dear Shareholder

We are pleased to invite you to the 5th General Meeting of Shareholders of Swisscom AG on **Tuesday, May 6, 2003, at 2.30 pm in the Hallenstadion** at Wallisellenstrasse 45, **Zurich-Oerlikon.** Doors will open at **1.30 pm.**

Agenda and proposals

1. Annual accounts, the financial statements and the consolidated financial statements for fiscal year 2002, and the reports of the statutory auditors and Group auditors

A. Proposal
The Board of Directors proposes that the annual accounts, the financial statements and the consolidated financial statements for fiscal year 2002 be approved.

B. Explanations
Swisscom increased consolidated net revenue year-on-year by 2.5 percent to CHF 14,526 million. Operating income before exceptional items (EBIT) amounted to CHF 2,408 million. Adjusted for an impairment charge of CHF 702 million booked against goodwill debitel, operating income was CHF 1,706 million. The consolidated financial statements reported net income of CHF 824 million. Net earnings per share amounted to CHF 12.18.

For the year ended December 31, 2002, Swisscom AG (Holding company) posted net income of CHF 2,724 million and retained earnings of CHF 4,322 million.

The statutory and Group auditors PricewaterhouseCoopers AG recommend in their reports to the General Meeting that the consolidated financial statements for the year ended December 31, 2002 and the financial statements of Swisscom AG for the year ended December 31, 2002 be approved.

2. Appropriation of retained earnings and declaration of dividend

A. Proposal
The Board of Directors proposes that the retained earnings of CHF 4,322 million for fiscal year 2002 be appropriated as follows: CHF 794 million as dividend payments and CHF 3,528 million to be carried forward to the next fiscal year.

B. Explanations
The Board of Directors proposes that a dividend of CHF 12 be declared for each share. Provided the General Meeting approves this proposal, a net dividend of CHF 7.80, after deduction of withholding tax at 35%, will be paid out in repect of each share carrying the right to a dividend on 9 May 2003.

3. Par value reduction and amendments to the Articles of Incorpration

3.1 Par value reduction
A. Proposal
The Board of Directors proposes:
- that the share capital of CHF 595,829,349 be reduced by CHF 529,626,088 to CHF 66,203,261 by lowering the par value from CHF 9 to CHF 1 and that the amount of the reduction be distributed to the shareholders;

- that it be declared, based on the special auditors report in accordance with Art. 732 Para. 2 of the Code of Obligations, that the claims of creditors are fully covered despite the reduction in share capital;
- that Section 3.1.1 of the Articles of Incorporation be amended as follows: «The share capital of the Corporation is CHF 66,203,261 divided into 66,203,261 registered shares with a par value of CHF 1 each. The shares are fully paid in.»

B. Explanations
Swisscom's policy is to annually distribute freely available funds. It is thanks to the continuing strength of our balance sheet that we are in a position to make this additional distribution and still maintain our flexibility. The Board of Directors thus proposes, in addition to the payment of a dividend, to reduce the par value per share by CHF 8. Subject to approval of this proposal by the General Meeting, the pay-out to shareholders will follow after incorporation of the amendment to the Articles of Incorporation in the commercial register, presumably in the third quarter of 2003.

3.2 Amendments to the Articles of Incorporation
A. Proposal
The Board of Directors proposes that the Articles of Incorporation be amended as follows:

Section 5.4.3:
«Shareholders who represent shares with a par value of at least CHF 40,000 may request that a motion is placed on the agenda. The request must be communicated to the Board of Directors in writing, by stating the item on the agenda and the corresponding motion, at least 45 days prior to the Shareholders' Meeting.»

Section 5.7.6:
«The Chairman shall determine the voting procedure for holding elections and passing resolutions. He may adopt an electronic voting procedure. If elections and resolutions are not held or taken by using an electronic voting procedure, shareholders with a par value of at least CHF 40,000 may request a written ballot.»

B. Explanatory Note
In order to avoid the dilution of shareholder rights as a result of the reduction in the par value of the shares, the Board of Directors proposes that the threshold value be reduced from CHF 360,000 to CHF 40,000.
The Board of Directors reserves the right to withdraw its proposal in item 3.2 on the agenda in the event that the Shareholders' Meeting does not approve item 3.1.

4. Discharge of the members of the Board of Directors and the Executive Board

A. Proposal
The Board of Directors proposes that discharge be granted to the members of the Board of Directors and the Executive Board for fiscal year 2002.

5. Elections to the Board of Directors

A. Proposals
5.1 Re-election of the Chairman of the Board of Directors
The Board of Directors proposes that Dr. Markus Rauh from St. Gallen, residing in Mörschwil be re-elected for a further two-year term of office as a member and Chairman of the Board of Directors of Swisscom AG.

5.2 Re-election of members of the Board of Directors
The Board of Directors proposes to re-elect the following persons for a further

two-year term of office as members of the Board of Directors of Swisscom AG:
Jacqueline Demierre, from Montet (Glâne), residing in Ittigen
Peter Küpfer, from Basle and Steffisburg, residing in Zollikerberg
Dr. André Richoz, from Vauderens, residing in Oberwil bei Zug
Helmut Woelki, from Germany, residing in Monaco

5.3 Election of new members to the Board of Directors
The Board of Directors proposes to elect the following persons for a two-year term of office as members of the Board of Directors of Swisscom AG:
Michel Gobet, from Villarsel-le-Gibloux, residing in Neuchâtel
Torsten G. Kreindl, from Austria, residing in Munich, Germany
Richard Roy, from Germany, residing in Dreieich, Germany

B. Explanations
Franco Ambrosetti, Ernst Hofmann (employee representative) and Rose Gerrit Huy will not stand for re-election. We would like to take this opportunity to thank them for their contribution during their approximately five-year term. The Board of Directors proposes Michel Gobet, Torsten G. Kreindl und Richard Roy as new members.

Under clause 6.1.4 of the Articles of Incorporation, two members of the Board of Directors must be employee representatives: company employees are entitled to put forward nominations for these members. Based on the proposal of the Communications Union, the Board of Directors proposes Michel Gobet as successor to Ernst Hofmann. Michel Gobet (1954) holds the position of Secretary of the Communications Union since 1999. Prior to this he served for several years as Central Secretary and Deputy General Secretary of the PTT Union. From 1994 to 1999 Michel Gobet was a member of the PTT International Executive Committee and has been a member of the Union Network International since 1999. He is currently Vice President of the Comité directeur européen des télécommunications. Michel Gobet has a degree in history.

Torsten G. Kreindl (1963) has been a partner of the US venture capital company Copan (formerly Encompass GmbH) in Munich since 1999. Torsten G. Kreindl started his career in 1987 with Chemie Holding AG, where he worked as project manager responsible for New Business. He subsequently joined W.L. Gore & Associates GmbH (as International Product and Business Development Manager); Booz Allen & Hamilton Inc. Germany (as Principal for Communication, Media, Technology Practice); Deutsche Telecom AG (as Head of Cables); and MSG Mediaservices AG (as CEO). Torsten G. Kreindl is a business engineer. With his knowledge of broadband applications, he will ideally complement the expertise of the other members of the Board.

Richard Roy (1955) is a autonomous management consulatant since midyear 2002. Prior to this he presided over the Executive Board of Microsoft GmbH for approximately four years and has held the position of Vice President for Corporate Strategy of the same company for approximately one year. From 1995 to 1997 Richard Roy was Chief Executive and Member of the Management Board of Siemens Nixdorf Informationssysteme AG. For 14 years prior to 1995 he worked for Hewlett Packard (HP), Böblingen, Germany: he spent three of these years as President of the Executive Board of various organizations within HP and two years as a member of the Management Board. Richard Roy has a degree in engineering. His experience in the retail marketing of IT products will be a particular asset to the Board.

Under clause 6.1.3 of the Articles of Incorporation, the Swiss Confederation is authorized to second representatives to the Board of Directors of Swisscom AG. The General Meeting is therefore not responsible for electing the federal representative. For the moment the Federal Government has seconded Felix Rosenberg, from Beinwil (Freiamt AG) and residing in Frauenfeld.